UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/ RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 1)

GOLD FIELDS LIMITED

(Name of Subject Company)

GOLD FIELDS LIMITED

(Name of Person(s) Filing Statement)

Ordinary Shares of nominal value Rand 0.50 each

American Depositary Shares, each representing one Ordinary Share
(Title of Class of Securities)

ZAE000018123 (Ordinary Shares)

38059T106 (American Depositary Shares)
(CUSIP Number of Class of Securities)

Cain Farell

24 St. Andrews Road
Parktown, 2193
South Africa
011-27-11-644-2400
(Name, Address, and Telephone Number of Person
Authorized to Receive Notices and Communications
On Behalf of the Person(s) Filing Statement)

Copy to:

Jennifer M. Schneck

Linklaters
One Silk Street
London EC2Y 8HQ
England
011-44-20-7456-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission on November 3, 2004 (the “Schedule 14D-9”) by Gold Fields Limited, a company organized under the laws of South Africa (“Gold Fields”), relating to the exchange offer (the “Offer”) by Harmony Gold Mining Company Limited, a company organized under the laws of South Africa (“Harmony”), for 34.9% of the ordinary shares, nominal value Rand 0.50 per share, of Gold Fields (the “Gold Fields Ordinary Shares”), which are in the form of shares or American Depositary Shares (“Gold Fields ADSs”). Each Gold Fields ADS is evidenced by a Gold Fields American Depositary Receipt and represents one Gold Fields Ordinary Share.

This Amendment No. 1 amends and supplements Item 8 as follows:

ITEM 8.     ADDITIONAL INFORMATION TO BE FURNISHED

Legal Proceedings

     On November 3, 2004, the South African Securities Regulation Panel (the "SRP”) issued several rulings set forth in a letter to Harmony (copied to Gold Fields’ South African counsel) in response to claims made by Harmony in a letter dated October 27, 2004 (the “Harmony Letter”), under the South African Securities Regulation Code on Takeovers and Mergers (the “Code”) relating to the proposed transaction with IAMGold Corporation (the “IAMGold Transaction”).

     In the Harmony Letter, it was claimed, inter alia, that: (i) the notice of general meeting delivered by Gold Fields to its shareholders was deficient; (ii) the IAMGold Transaction is an improper disposal by Gold Fields under the South African Companies Act and, as a result, is in contravention of the Code; and (iii) the financial advisors of Gold Fields in the IAMGold Transaction are not “independent” within the meaning of Rule 3 of the Code.

     In response to the claims made in the Harmony Letter, the SRP ruled in favor of Gold Fields. With respect to the claims set forth in the preceding paragraph, the SRP held: (i) Gold Fields’ notice of general meeting is fully compliant with the Code; (ii) the Code does not apply to the IAMGold Transaction and, as a result, the SRP has no jurisdiction over the claim; and (iii) given the nature of the IAMGold Transaction, the SRP does not have jurisdiction and would not consider the “independence” of Gold Fields’ financial advisers. The SRP’s letter is filed herewith as Exhibit 99.(a)(19) and is incorporated herein by this reference.

Shareholder Communications

     On November 4, 2004, Gold Fields made the following public communications:

•	Gold Fields published a letter from Ian Cockerill, Chief Executive Officer of Gold Fields, to Bernard Swanopoel, Chief Executive of Harmony, dated November 3, 2004, in response to Mr. Swanopoel’s open letter to Mr. Cockerill published November 2, 2004. The letter from Mr. Cockerill is filed herewith as Exhibit 99.(a)(20) and is incorporated herein by this reference.

•	Gold Fields issued a press release urging rejection of the Offer and advising its shareholders that the Gold Fields Board believes Offer to be coercive. A copy of the press release is filed herewith as Exhibit 99.(a)(21) and is incorporated herein by this reference.

1

This Amendment No. 1 amends and restates Item 9 as follows:

ITEM 9.     EXHIBITS

Exhibit		Description

99	.(a)(1)+	Offer Response Document of Gold Fields Limited, dated November 3, 2004
99	.(a)(2)+	Form of Withdrawal with respect to Gold Fields Ordinary Shares
99	.(a)(3)+	Form of Withdrawal with respect to Gold Fields American Depositary Shares
99	.(a)(4)+	Opinion of J.P. Morgan plc
99	.(a)(5)+	Opinion of Goldman Sachs International
99	.(a)(6)+	Shareholder Circular of Gold Fields Limited, dated October 29, 2004
99	.(a)(7)+	Agreement amongst Gold Fields Limited, Gold Fields Ghana Holdings Limited, Gold Fields Guernsey Limited and IAMGold Corporate, dated September 30, 2004
99	.(a)(8)*	Covenants Agreement between Gold Fields Limited, Mvelaphanda Resources Limited, Lexshell 579 Investments (Proprietary) Limited and Newshelf 706 Limited, dated November 26, 2003
99	.(a)(9)*	Subscription and Share Exchange Agreement amongst Lexshell 579 Investments (Proprietary) Limited, GFL Mining South Africa Limited and Gold Fields Limited, dated December 11, 2003
99	.(a)(10)*	GFI-SA Loan Agreement amongst Lexshell 579 Investments (Proprietary) Limited, First Rand Bank Limited, GFI Mining South Africa Limited, Gold Fields Limited, Gold Fields Australia Pty Limited and Gold Fields Guernsey Limited, dated December 11, 2003
99	.(a)(11)+	Letter to shareholders of Harmony Gold Mining Limited, dated November 3, 2004
99	.(a)(12)+	Application to the Competition Tribunal of South Africa, including a Notice of Motion and Founding Affidavit, dated October 26, 2004
99	.(a)(13)+	Application to the High Court of South Africa, dated October 28, 2004
99	.(a)(14)+	Announcement advising that the Offer Response Document has been published and that holders of Gold Fields Shares should reject the Offer, dated November 3, 2004
99	.(a)(15)+	Advertisement recommending that holders of Gold Fields Shares reject the Offer, dated November 3, 2004
99	.(a)(16)+	Presentation given by Gold Fields in connection with the publication of its recommendation to reject the Offer and the Offer Response Document, dated November 3, 2004
99	.(a)(17)+	Questions and answers with Ian Cockerill, dated November 3, 2004
99	.(a)(18)+	Questions and answers with Nicholas Holland, dated November 3, 2004
99	.(a)(19)°	Letter from the South African Securities Regulation Panel, dated November 3, 2004
99	.(a)(20)°	Press release, dated November 4, 2004, of a letter from Ian Cockerill to Bernard Swanepoel, dated November 3, 2004
99	.(a)(21)°	Press release urging rejection of the Offer and advising holders of Gold Fields shares that the Gold Fields Board believes the Offer to be coercive, dated November 4, 2004
99	.(e)(1)+	Agreement between Ian D. Cockerill and Gold Fields Guernsey Limited, effective March 1, 2004
99	.(e)(2)+	Service Agreement between Ian D. Cockerill and GFL Mining Services Limited, effective March 1, 2004
99	.(e)(3)+	Agreement between Nicholas J. Holland and Gold Fields Guernsey Limited, effective March 1, 2004
99	.(e)(4)+	Service Agreement between Nicholas J. Holland and GFL Mining Services Limited, effective March 1, 2004
99	.(e)(5)+	Agreement between John A. Munro and Gold Fields Guernsey Limited, effective March 1, 2004
99	.(e)(6)+	Service Agreement between John A. Munro and GFL Mining Services Limited, effective March 1, 2004
99	.(e)(7)+	Employment Agreement between Craig J. Nelsen and Gold Fields Exploration, Inc., as amended, effective May 1, 2003
99	.(e)(8)+	Service Agreement between Michael J. Prinsloo and GFI Mining South Africa (Pty) Limited, effective March 1, 2004
99	.(e)(9)†	The GF Management Incentive Scheme, adopted November 10, 1999
99	.(e)(10)+	Deed of Amendment to the GF Management Incentive Scheme between Gold Fields Limited and Tokyo Mosima Gabriel Sexwale and Gordon Rae Parker, adopted May 4, 2001
99	.(e)(11)+	Second Deed of Amendment to the GF Management Incentive Scheme between Gold Fields Limited and Tokyo Mosima Gabriel Sexwale and Gordon Rae Parker, adopted October 31, 2001

2

Exhibit		Description

99	.(e)(12)†	The GF Non-Executive Director Share Plan, adopted October 31, 2000
99	.(e)(13)+	Deed of Amendment to the GF Non-Executive Share Plan, adopted December 6, 2002

°	Filed herewith.

+	Previously filed.

*	Incorporated by reference to the Annual Report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on December 29, 2003.

†	Incorporated by reference to the Registration Statement on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on May 6, 2002.

3

SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ NICHOLAS J. HOLLAND

Name: Nicholas J. Holland
Title: Executive Director and Chief Financial Officer
Date: November 4, 2004

EXHIBIT INDEX

Exhibit		Description

99	.(a)(1)+	Offer Response Document of Gold Fields Limited, dated November 3, 2004
99	.(a)(2)+	Form of Withdrawal with respect to Gold Fields Ordinary Shares
99	.(a)(3)+	Form of Withdrawal with respect to Gold Fields American Depositary Shares
99	.(a)(4)+	Opinion of J.P. Morgan plc
99	.(a)(5)+	Opinion of Goldman Sachs International
99	.(a)(6)+	Shareholder Circular of Gold Fields Limited, dated October 29, 2004
99	.(a)(7)+	Agreement amongst Gold Fields Limited, Gold Fields Ghana Holdings Limited, Gold Fields Guernsey Limited and IAMGold Corporate, dated September 30, 2004
99	.(a)(8)*	Covenants Agreement between Gold Fields Limited, Mvelaphanda Resources Limited, Lexshell 579 Investments (Proprietary) Limited and Newshelf 706 Limited, dated November 26, 2003
99	.(a)(9)*	Subscription and Share Exchange Agreement amongst Lexshell 579 Investments (Proprietary) Limited, GFL Mining South Africa Limited and Gold Fields Limited, dated December 11, 2003
99	.(a)(10)*	GFI-SA Loan Agreement amongst Lexshell 579 Investments (Proprietary) Limited, First Rand Bank Limited, GFI Mining South Africa Limited, Gold Fields Limited, Gold Fields Australia Pty Limited and Gold Fields Guernsey Limited, dated December 11, 2003
99	.(a)(11)+	Letter to shareholders of Harmony Gold Mining Limited, dated November 3, 2004
99	.(a)(12)+	Application to the Competition Tribunal of South Africa, including a Notice of Motion and Founding Affidavit, dated October 26, 2004
99	.(a)(13)+	Application to the High Court of South Africa, dated October 28, 2004
99	.(a)(14)+	Announcement advising that the Offer Response Document has been published and that holders of Gold Fields Shares should reject the Offer, dated November 3, 2004
99	.(a)(15)+	Advertisement recommending that holders of Gold Fields Shares reject the Offer, dated November 3, 2004
99	.(a)(16)+	Presentation given by Gold Fields in connection with the publication of its recommendation to reject the Offer and the Offer Response Document, dated November 3, 2004
99	.(a)(17)+	Questions and answers with Ian Cockerill, dated November 3, 2004
99	.(a)(18)+	Questions and answers with Nicholas Holland, dated November 3, 2004
99	.(a)(19)°	Letter from the South African Securities Regulation Panel, dated November 3, 2004
99	.(a)(20)°	Press release, dated November 4, 2004, of a letter from Ian Cockerill to Bernard Swanepoel, dated November 3, 2004
99	.(a)(21)°	Press release urging rejection of the Offer and advising holders of Gold Fields shares that the Gold Fields Board believes the Offer to be coercive, dated November 4, 2004
99	.(e)(1)+	Agreement between Ian D. Cockerill and Gold Fields Guernsey Limited, effective March 1, 2004
99	.(e)(2)+	Service Agreement between Ian D. Cockerill and GFL Mining Services Limited, effective March 1, 2004
99	.(e)(3)+	Agreement between Nicholas J. Holland and Gold Fields Guernsey Limited, effective March 1, 2004
99	.(e)(4)+	Service Agreement between Nicholas J. Holland and GFL Mining Services Limited, effective March 1, 2004
99	.(e)(5)+	Agreement between John A. Munro and Gold Fields Guernsey Limited, effective March 1, 2004
99	.(e)(6)+	Service Agreement between John A. Munro and GFL Mining Services Limited, effective March 1, 2004
99	.(e)(7)+	Employment Agreement between Craig J. Nelsen and Gold Fields Exploration, Inc., as amended, effective May 1, 2003
99	.(e)(8)+	Service Agreement between Michael J. Prinsloo and GFI Mining South Africa (Pty) Limited, effective March 1, 2004
99	.(e)(9)†	The GF Management Incentive Scheme, adopted November 10, 1999
99	.(e)(10)+	Deed of Amendment to the GF Management Incentive Scheme between Gold Fields Limited and Tokyo Mosima Gabriel Sexwale and Gordon Rae Parker, adopted May 4, 2001
99	.(e)(11)+	Second Deed of Amendment to the GF Management Incentive Scheme between Gold Fields Limited and Tokyo Mosima Gabriel Sexwale and Gordon Rae Parker, adopted October 31, 2001

Exhibit		Description

99	.(e)(12)†	The GF Non-Executive Director Share Plan, adopted October 31, 2000
99	.(e)(13)+	Deed of Amendment to the GF Non-Executive Share Plan, adopted December 6, 2002

+	Previously filed.

°	Filed herewith.

*	Incorporated by reference to the Annual Report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on December 29, 2003.

†	Incorporated by reference to the Registration Statement on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on May 6, 2002.